Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 31, 2017	December 25, 2016	December 27, 2015	December 28, 2014	December 29, 2013

Fixed charges as defined:
Interest expense	$169,587	$139,243	$88,513	$96,174	$132,354
One-third of non-cancelable lease rent	8,235	6,604	5,101	4,699	4,317

Total fixed charges (A)	$177,822	$145,847	$93,614	$100,873	$136,671

Earnings as defined:
Earnings before income taxes	$279,222	$340,547	$336,387	$416,218	$160,824
Add fixed charges	177,822	145,847	93,614	100,873	136,671

Earnings and fixed charges (B)	$457,044	$486,394	$430,001	$517,091	$297,495

Ratio of earnings to fixed charges: (B/A)	2.57x	3.33x	4.59x	5.13x	2.18x